As filed with the Securities and Exchange Commission on June 28, 2002

                                                              File No: 333-85334


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Post-Effective Amendment No. 1


                             THE MONTGOMERY FUNDS II
               (Exact Name of Registrant as Specified in Charter)


                                 (800) 572-3863
              (Registrant's Telephone Number, Including Area Code)


                              101 California Street
                         San Francisco, California 94111
                    (Address of Principal Executive Offices)


                                 Johanne Castro
                               Assistant Secretary
                              The Montgomery Funds
                              101 California Street
                             San Francisco, CA 94111
                     (Name and Address of Agent for Service)


                                   Copies to:

                               Julie Allecta, Esq.
                                Thao H. Ngo, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                55 Second Street
                         San Francisco, California 94105

No filing fee is required under the Securities Act of 1933, as amended, because an indefinite number of shares of beneficial interest, with par value $0.01 per share, has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

         This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-85334) (the "N-14 Registration Statement") consists of the following:

(1)      Facing Sheet of this Registration Statement.

(2)      Part C of this Registration Statement (including signature page).

THE FOLLOWING ITEMS ARE HEREBY INCORPORATED BY REFERENCE:

Parts A and B are incorporated herein by reference from the Proxy Statement and Prospectus filed on May 21, 2002 under Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Paul, Hastings, Janofsky & Walker LLP, as counsel to the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Montgomery Emerging Asia Fund into the Montgomery Emerging Markets Focus Fund, a series of the Registrant.

                    -----------------------------------------


                                     PART C
                                     ------

                             THE MONTGOMERY FUNDS II
                                OTHER INFORMATION

                    -----------------------------------------

                             THE MONTGOMERY FUNDS II

                         -------------------------------

                                    FORM N-14

                         -------------------------------

                                     PART C

                         -------------------------------



ITEM 15.      INDEMNIFICATION
              ---------------

         Article VII, Section 3 of the Agreement and Declaration of Trust empowers the Trustees of the Trust, to the full extent permitted by law, to purchase with Trust assets insurance for indemnification from liability and to pay for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust.

         Article VI of the By-Laws of the Trust provides that the Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was an agent of the Trust, against expenses, judgments, fines, settlement and other amounts actually and reasonable incurred in connection with such proceeding if that person acted in good faith and reasonably believed his or her conduct to be in the best interests of the Trust. Indemnification will not be provided in certain circumstances, however, including instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Trustee, officers, and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable in the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.


ITEM 16.      EXHIBITS
              --------

              (1) Amended and Restated Agreement and Declaration of Trust is incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement N-1A (the "Registration Statement"), as filed with the Commission on October 29, 1998 ("Post-Effective Amendment No. 37") under File Nos. 33-69686 and 811-8064.

              (2) Amended and Restated By-Laws are incorporated by reference to Post-Effective Amendment No. 37.

              (3)     Voting Trust Agreement - Not applicable.

              (4) Form of Agreement and Plan of Reorganization is incorporated by reference to the Proxy Statement and Prospectus filed on May 21, 2002 under Rule 497 under the Securities Act of 1933, as amended.

              (5)     Specimen Share Certificate - Not applicable.

              (6) Investment Advisory Contracts--Form of Investment Management Agreement is incorporated by reference to Post-Effective Amendment No. 22 to the Registration Statement as filed with the Commission on July 31, 1997 ("Post-Effective Amendment No. 22").

              (7)(A) Form of Underwriting Agreement is incorporated by reference to Post-Effective Amendment No. 22.

              (7)(B)  Form of Selling Group Agreement - Not applicable.

              (8)     Benefit Plan(s) - Not applicable.

              (9) Custody Agreement is incorporated by reference to Post-Effective Amendment No. 37.

              (10) Form of Shareholder Services Plan is incorporated by reference to Post-Effective Amendment No. 37.

              (11) Consent and Opinion of Counsel is incorporated by reference to Pre-Effective Amendment No. 1 as filed with the Commission on May 17, 2002 ("Pre-Effective Amendment No. 1).

              (12)    Opinion of Legal Counsel - Filed herewith.

              (13)(A) Form of Administrative Services Agreement is incorporated by reference to Post-Effective Amendment No. 22.

              (13)(B) 18f-3 Plan - Form of Amended and Restated Multiple Class
                      Plan is incorporated by reference to Post-Effective Amendment No. 55 as filed with the Commission on August 31, 2001.

              (14) Independent Auditors' Consent is incorporated by reference to Pre-Effective Amendment No. 1.

              (15)    Not Applicable.

              (16) Power of Attorney is incorporated by reference to Pre-Effective Amendment No. 1.

              (17)    Not Applicable.

ITEM 17.      UNDERTAKINGS.
              ------------

              (1) Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable.

              (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

                  As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of San Francisco and State of California, on the 28th day of June, 2002.


                               THE MONTGOMERY FUNDS II



                               George A. Rio*
                               ------------------------
                               George A. Rio
                               President and Principal Executive Officer;
                               Treasurer and Principal Financial and Accounting Accounting Officer


As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:.


SIGNATURE                      TITLE                        DATE
---------                      -----                        ----

George A. Rio*                 President and                June 28, 2002
--------------                 Principal Executive
George A. Rio                  Officer; Treasurer and
                               Principal Financial and
                               Accounting Officer


R. Stephen Doyle*              Chairman of the              June 28, 2002
-----------------              Board of Trustees
R. Stephen Doyle


F. Scott Tuck*                 Trustee                      June 28, 2002
--------------
Andrew Cox


Andrew Cox*                    Trustee                      June 28, 2002
-----------
Andrew Cox


Cecilia H. Herbert*            Trustee                      June 28, 2002
-------------------
Cecilia H. Herbert


John A. Farnsworth*            Trustee                      June 28, 2002
-------------------
John A. Farnsworth


*By: /s/ Julie Allecta
    ----------------------------------------
    Julie Allecta, Attorney-in-Fact
    Pursuant to Power of Attorney incorporated by
    reference to Form N-14 as filed with the
    Commission on April 1, 2002

                                                          SEC File No. 333-85334


                             THE MONTGOMERY FUNDS II

                                    FORM N-14

                                  EXHIBIT INDEX



Number               Exhibit
------               -------

12 Opinion of Paul, Hastings, Janofsky & Walker LLP, as to certain tax matters in connection with the reorganization of Montgomery Emerging Asia Fund into the Montgomery Emerging Markets Focus Fund

                                   EXHIBIT 12

                  Opinion of Counsel as to Certain Tax Matters

(213) 683-6000



June 21, 2002


The Montgomery Funds
The Montgomery Funds II
101 California Street
San Francisco, California 94111
Attention: Johanne Castro


Re:      Reorganization of the Montgomery Emerging Asia
         Fund into the Montgomery Emerging Markets
         Focus Fund

Ladies and Gentlemen:

                  You have requested our opinion with respect to certain federal income tax matters in connection with the reorganization by and between the Montgomery Emerging Asia Fund (the "Acquired Funds"), a series fund of The Montgomery Funds, a Massachusetts business trust ("TMF") and the Montgomery Emerging Markets Focus Fund (the "Acquiring Fund"), a series fund of The Montgomery Funds II, a Delaware business trust ("TMF II"). This opinion is rendered in connection with the transaction described in the Agreement and Plan of Reorganization dated April 30, 2002 (the "Reorganization Agreement"), by TMF for itself and on behalf of the Acquired Fund and by TMF II for itself and on behalf of the Acquiring Fund, and adopts the applicable defined terms therein.

                  This letter and the opinion expressed herein are for delivery to TMF and TMF II and may be relied upon only by TMF and TMF II and their shareholders. This opinion also may be disclosed by TMF or TMF II or any of their shareholders in connection with an audit or other administrative proceeding before the Internal Revenue Service (the "Service") affecting TMF or TMF II or any of their shareholders or in connection with any judicial proceeding relating to the federal, state or local tax liability of TMF or TMF II or any of their shareholders. In addition, we hereby consent to the filing of this opinion as an exhibit to the registration statement of TMF II on Form N-14 pursuant to the Securities Act of 1933, as amended, in connection with the registration of securities required to be issued by TMF II by the Reorganization Agreement.

                  For purposes of this opinion we have assumed the truth and accuracy of the following facts:

                  TMF was duly created pursuant to its Agreement and Declaration of Trust dated May 10, 1990, for the purpose of acting as a management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is validly existing under the laws of Massachusetts. TMF is registered as an investment company classified as an open-end management company under the 1940 Act.

                  TMF II was duly created pursuant to its Agreement and Declaration of Trust dated September 8, 1993, for the purpose of acting as a management investment company under the 1940 Act, and is validly existing under the laws of Delaware. TMF II is registered as an investment company classified as an open-end management company under the 1940 Act.

                  The Acquired Fund is a series fund of TMF duly established under the laws of the State of Massachusetts and is validly existing under the laws of that State. The Acquired Fund has an authorized capital of an unlimited number of shares and each outstanding share of the Acquired Fund is fully transferable and has full voting rights.

                  The Acquiring Fund is a series fund of TMF II duly established under the laws of the State of Delaware and is validly existing under the laws of that State. The Acquiring Fund has an authorized capital of an unlimited number of shares and each outstanding share of the Acquiring Fund is fully transferable and has full voting rights.

                  For what has been represented as valid business purposes, the following transaction (the "Transaction") will take place in accordance with the laws of the Commonwealth of Massachusetts and pursuant to the Reorganization
Agreement:

         (a) On the date of the closing (the "Closing Date"), the Acquired Fund will transfer substantially all of its assets to the Acquiring Fund. Solely in exchange therefor, the Acquiring Fund will assume all of the stated liabilities of the Acquired Fund and deliver to the Acquired Fund a number of voting shares of the Acquiring Fund (the "Acquiring Fund Shares").

         (b) The Acquired Fund will then liquidate and distribute all of the Acquiring Fund Shares to the shareholders of the Acquired Fund in proportion to their respective interests in the Acquired Fund in exchange for their shares in the Acquired Fund.

         (c) The Acquired Fund will then wind up and dissolve as soon as practicable thereafter, and its legal existence as a series fund of TMF will be terminated.

                  In rendering the opinion set forth below, we have examined and relied upon the following, assuming the truth and accuracy of any statements contained therein:

         (1)      the Reorganization Agreement and

         (2) such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

                  For purposes of rendering the opinion set forth below, we have in addition relied upon the following representations by the Acquiring Fund and the Acquired Fund, as applicable:

         (A) The fair market value of the Acquiring Fund Shares received by each shareholder of the Acquired Fund will be approximately equal to the fair market value of the shares of the Acquired Fund surrendered in the exchange. The shareholders of the

Acquired Fund will receive no consideration other than Acquiring Fund Shares in exchange for shares in the Acquired Fund.

         (B) There is no plan or intention by the Acquiring Fund or any person related to the Acquiring Fund, as defined in section 1.368-1(e)(3) of the Treasury Regulations, to acquire or redeem any of the shares of the Acquiring Fund issued in the Transaction either directly or through any transaction, agreement, or arrangement with any other person, provided, however, that certain redemptions will occur in the ordinary course of the Acquiring Fund's business as an open-end investment company, as required by section 22(e) of the 1940 Act. For this purpose, section 1.368-1(e)(3) of the Treasury Regulations generally provides that two corporations are related if they are members of the same affiliated group (i.e., one or more chains of corporations connected through stock ownership with a common parent corporation where: (i) stock with at least 80% of the total voting power and value of each corporation in the chain is owned directly by one or more of the other corporations in the chain; and (ii) the common parent owns directly stock with at least 80% of the voting power and value of at least one of the corporations in the chain for consolidated return purposes ("Affiliated Group Relationship") or if one corporation owns stock possessing at least 50% or more of the voting power or value of the other corporation ("Parent-Subsidiary Relationship")).

         (C) During the five-year period ending on the Closing Date, neither the Acquired Fund nor any person related to the Acquired Fund by having a Parent-Subsidiary Relationship will have directly or through any transaction, agreement, or arrangement with any other person, (i) acquired shares of the Acquired Fund with consideration other than shares of the Acquiring Fund or the Acquired Fund or (ii) redeemed or made distributions with respect to the Acquired Fund shares; provided, however, that certain redemptions have occurred in the ordinary course of the Acquired Fund's business as an open-end investment company as required by section 22(e) of the 1940 Act and were made in the ordinary course of the Acquired Fund's business as a qualified regulated investment company.

         (D) Prior to the Transaction, neither the Acquiring Fund nor any person related to the Acquiring Fund (i.e., having either an Affiliated Group Relationship or a Parent-Subsidiary Relationship with the Acquiring Fund) will have owned shares of the Acquired Fund.

         (E) The aggregate value of the acquisitions, redemptions, and distributions discussed in paragraphs (B) and (C) above will not exceed 50% of the value (without giving effect to the acquisitions, redemptions, and distributions made in the ordinary course of the Acquiring Fund's business as an open-ended investment company as required by the 1940 Act) of the proprietary interest in the Acquired Fund on the effective date of the Transaction.

         (F) The Acquiring Fund will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Acquired Fund immediately prior to the Transaction. For purposes of this representation, amounts used by the Acquired Fund to pay its reorganization expenses, amounts paid by the Acquired Fund to shareholders who receive cash or other property (including any payments to dissenters), and all redemptions and distributions (except for distributions and redemptions occurring in the ordinary course of the Acquired Fund's business as an investment company) made by the Acquired Fund immediately preceding the transfer have been included as assets of the Acquired Fund held immediately prior to the Transaction.

         (G) On the Closing Date and at all times prior to the Closing Date, the Acquiring Fund did not have and has not had any plan or intention to sell or otherwise dispose of any of the assets of the Acquired Fund acquired in the Transaction, except for dispositions (i) made in the ordinary course of its business as a series of a qualified regulated investment company and (ii) the proceeds of which were used in accordance with the Acquiring Fund's investment objectives.

         (H) The Acquiring Fund has no plan or intention to reacquire any of its shares issued in the Transaction, except for acquisitions made in the ordinary course of its business as a series of an investment company pursuant to the provisions of section 22(e) of the 1940 Act.

         (I) In pursuance of the Reorganization Agreement, the Acquired Fund will distribute as soon as practicable the shares of the Acquiring Fund it receives in the Transaction.

         (J) The stated liabilities of the Acquired Fund assumed by the Acquiring Fund plus the liabilities to which the assets are subject were incurred by the Acquired Fund in the ordinary course of its business and are associated with the assets transferred.

         (K) The fair market value of the assets of the Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

         (L) The total adjusted bases of the assets of the Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the stated liabilities to be assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

         (M) Following the Transaction, the Acquiring Fund will continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund's historic business assets in a business.

         (N) There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

         (O) The Acquired Fund is not under the jurisdiction of a court in a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in a federal or state court.

         (P) The investment adviser to the Acquired Fund will pay or assume only those expenses of the Acquiring Fund, the Acquired Fund and the shareholders of the Acquired Fund that are solely and directly related to the transaction in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187 (such as legal and accounting expenses, appraisal fees, administrative costs, security underwriting and registration fees and expenses, and transfer agents' fees and expenses). Otherwise, the Acquiring Fund, the Acquired Fund, and the shareholders of the Acquired Fund will pay their respective expenses, if any, incurred in connection with the Transaction.

         (Q) The Acquired Fund and the Acquiring Fund each meets the requirements of a regulated investment company set forth in Code Section 368(a)(2)(F).

         (R) The Acquired Fund and the Acquiring Fund have each elected to be taxed as a "regulated investment company" under Code Section 851 and, for all of the taxable periods (including the last short taxable period ending on the date of the Transaction for the Acquired Fund), has qualified for the special tax treatment afforded regulated investment companies under the Code.

         (S) No cash is being transferred to the shareholders of the Acquired Fund in lieu of fractional shares of the Acquiring Fund.

         (T) Following the Transaction, the Acquired Fund, the Acquiring Fund, and, to the best knowledge of the management of the Acquired Fund, the shareholders of the Acquired Fund, will comply with the information reporting, record retention and return filing requirements set forth in section 1.368-3 of the Treasury Regulations.

         (U) There are no dissenters' rights in the Transaction.

         (V) Neither the Acquired Fund nor one or more of its shareholders, or any combination thereof, will control (within the meaning of Code Section 368(a)(2)(H), which provides that control means ownership of shares possessing at least 50% of the total combined voting power of all classes of shares entitled to vote, or at least 50% of the total value of all classes of shares) the Acquiring Fund immediately after the transfer.

         (W) To the best knowledge of the management of the Acquired Fund, there is no plan or intention by the shareholders of the Acquired Fund who own five percent (5%) or more of the Acquired Fund shares to sell, exchange, or otherwise dispose of a number of shares of the Acquiring Fund received in the Transaction that would reduce the Acquired Fund shareholders' ownership of the Acquiring Fund shares to a number of shares having a value, as of the date of the Transaction, of less than 50% of the value of all the formerly outstanding shares of the Acquired Fund as of the same date. For purposes of this representation, shares of the Acquired Fund exchanged for cash or other property will be treated as outstanding shares of the Acquired Fund on the date of the Transaction. Additionally, shares of the Acquired Fund and shares of the Acquiring Fund held by the Acquired Fund's shareholders and otherwise sold, redeemed or disposed of prior to or subsequent to the Transaction will be treated as outstanding shares of the Acquired Fund on the date of the Transaction.

                  Our opinion set forth in this letter is based upon the Code, regulations of the Treasury Department, published administrative announcements and rulings of the Service and court decisions, all as of the date of this letter. Based on the foregoing facts and representations, and provided that the Transaction will take place in accordance with the terms of the Reorganization Agreement, and further provided that the Acquired Fund distributes the shares of the Acquiring Fund received in the Transaction as soon as practicable, we are of the opinion that:

         (a) The transfer of substantially all of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption of the Acquired Fund's stated liabilities, and the distribution of the Acquiring Fund Shares to the Acquired Fund shareholders in liquidation of the Acquired Fund, will constitute a "reorganization" (the "Reorganization") within the meaning of Code Section 368(a), and the Acquiring Fund and the Acquired Fund each are a "party to a reorganization" within the meaning of Code Section 368(b);

         (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets and the assumption of the stated liabilities, if any, of the Acquired Fund solely in exchange for the Acquiring Fund Shares;

         (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of its assets to, and the assumption of its stated liabilities by, the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities;

         (d) No gain or loss will be recognized by any shareholder of the Acquired Fund upon the exchange of its Acquired Fund shares for the Acquiring Fund Shares;

         (e) The aggregate tax basis of each of the assets of the Acquired Fund transferred to the Acquiring Fund will be the same as the aggregate tax basis of each such asset to the Acquired Fund immediately prior to the Reorganization;

         (f) The adjusted tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be the same as the adjusted tax basis of the Acquired Fund shares held by that shareholder immediately prior to the Reorganization;

         (g) The holding period of the each of the assets of the Acquired Fund acquired by the Acquiring Fund will include the period during which such asset was held by the Acquired Fund; and

         (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided that such Acquired Fund shares were held as capital assets on the date of the Reorganization.

                  The opinion set forth above represents our conclusions as to the application of federal income tax law existing as of the date of this letter to the Transaction described above, and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would require modifications or revocations of our opinion expressed herein. Moreover, there can be no assurance that positions contrary to our opinion will not be taken by the Service, or that a court considering the issues would not hold contrary to such opinion. Further, the opinion set forth above represents our conclusions based upon the documents and facts referred to above. Any material amendments to such documents or changes in any significant facts would affect the opinion referred to herein. Although we have made such inquiries and performed such investigation as we have deemed necessary to fulfill our professional responsibilities, we have not undertaken an independent investigation of the facts referred to in this letter.



                  We express no opinion as to any federal income tax issue or other matter except those set forth above.

                  Very truly yours,

                  /s/ Paul, Hastings, Janofsky & Walker LLP

                  PAUL, HASTINGS, JANOFSKY & WALKER LLP